

April 23, 2013

Via E-mail
Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

>   **Re: Harmony Gold Mining Company Limited**
>   **Form 20-F for Fiscal Year Ended June 30, 2012**
>   **Filed October 29, 2012**
>   **Response dated April 5, 2013**
>   **File No. 001-31545**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2012
Financial Statements
Notes to the Consolidated Financial Statements
2 Accounting policies
2.5 (vi) Depreciation and amortization of mining assets, page F-12

1.   We reviewed your response to prior comments 3 and 5. Please provide the following information related to your Doornkop South Reef and Masimong mines.

- Please supplement for us your reconciliation of proven and probable reserves for the three years ended June 30, 2012 with a rollforward for <u>each year</u> showing reserves consumed and those converted from resources.

- Please provide PDF copies of the maps for your Doornkop South Reef mine as of June 30, 2011 and June 30, 2010 along with the reserve/resource information and the mine plan panels or stope outline similar to your Maps 1(a) and 1 (b) as provided previously.

- Please provide PDF copies of the maps for your Masimong mine with the superimposed life of mine plan panels or stope outline and the reserve/resource information at the end of each of the last three fiscal years in the period ended June 30, 2012 as included in the Map 2(a), but of the same general area and scale.

2. We reviewed your response to our prior comment 3, noting your depreciable base includes both capitalized costs as well as future development costs necessary to access reserves and inferred resources at the Doornkop South Reef and Masimong mines. Considering access of such reserves and resources occurs over time, tell us how your depreciation calculation allocates the depreciable base between the portion currently in use versus the portion not in use. For guidance, refer to paragraphs 43 through 45 of IAS 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining